

"Exemption No. 82-1357"

Continental Aktiengesellschaft

Press Release

03 AUG 25 AM 7:21

SUPPL

After seven years, Continental Back in DAX

- International automotive supplier sees decision as affirmation of strategy

- Corporation expects heightened attention from financial markets

Hannover, August 19, 2003. After a seven-year pause Continental AG, Hannover, is back in DAX. On September 22 the international automotive supplier returns to the German's stock market's blue chip index. The announcement was made by the Deutsche Börse AG in Frankfurt/Main. Continental, a founding member of the index, thus becomes the first company in DAX's fifteen-year history to manage a comeback into the circle of Germany's 30 largest companies.

"We are very pleased to resume our position in DAX. It will help draw more attention to our business success throughout the international financial community than at present", said Manfred Wennemer, Chairman of the Executive Board in response to the decision. "Our return to the German stock market's blue chip index is a clear acknowledgement of our strategy, which is geared to profitable growth. At the same time it pays recognition to our standing as one of the major automotive suppliers worldwide."

Despite the slump in the automotive industry the Corporation presented very goods results for the first six months of 2003 and upped its consolidated operating earnings (EBITA) forecast for the year to more than 700 million euros. The Continental share price reacted by moving well above 20 euros for the first time since the fall of 2000. Since year's begin the share price has risen more than 40 percent (as of July 31). In the same period the DAX index showed a plus of around 20 percent and MDAX of around 26 percent.


03029457

Continental Vahrenwalder Straße 9 Phone +49 (0)511-938-1278 www.conti-online.com





Dr. Alan Hippe, responsible on the Executive Board for Finance, Controlling and Law, also sees in the greatly improved financial power a reason for being uprated to DAX. "As signalized, we have greatly reduced our net indebtedness and will get the gearing ratio (= ratio of net indebtedness to shareholders' equity) down under 100 percent by year's end."

Hippe assumes that Conti's new start in the upper echelons of the stock market will further boost trade volume and share price. "I am highly confident in this regard. A number of prominent analysts certainly had a reason for upping their recommendations in recent times."

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. In 2002 the company took in EUR 11,4 billion in sales and had around 65,500 employees on its payroll worldwide, with roughly 27,000 in Germany.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49-(0)511-938-1485
Fax: +49-(0)511-938-1055
prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph.: +49-(0)511-938-1278
Fax: +49-(0)511-938-1055
prkonzern@conti.de

Media Database Library: www.conti-online.com